itaú

Itaú Day 2024

Jun 19th

from 8 a.m.
(Brasília time)
to 10:30 a.m.
(EDT)

We invite you to Itaú Day 2024

We invite you to our 100% digital meeting in which our executives will share our businesses' strategy evolution.

Sign up and submit your question

Participants

Pedro Moreira Salles and Roberto Setubal
Co-Chairmen of Board of Directors

Milton Maluhy Filho
CEO

All members of the Executive Comitte

Follow Itaú Unibanco's latest news on our **Investor Relations website.**